Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Fiscal year ended December 31
	2006	2005	2004	2003	2002	2001
Earnings per Financial Statements	$2,305,169	$1,028,241	$1,152,686	$1,482,923	$99,882	$(180,819)
Add (deduct):
Provision for income taxes	523,267	272,557	286,443	310,707	(111,542)	(100,831)
Fixed charges	199,811	201,885	211,035	205,758	215,161	219,849

Earnings for Computation	$3,028,247	$1,502,683	$1,650,164	$1,999,388	$203,501	$(61,801)

Fixed Charges
Interest Expense	$175,698	$174,029	$182,984	$177,425	$193,494	$199,182
One third of payments under operating leases	24,113	27,856	28,051	28,333	21,667	20,667

Total Fixed Charges	$199,811	$201,885	$211,035	$205,758	$215,161	$219,849

Ratio of Earnings to Fixed Charges	15.2	7.4	7.8	9.7	(1)	(2)

Preferred Share Dividends	$44,851	$44,850	$44,972	$36,009	$25,662	$25,594

Total Fixed Charges and Preferred Share Dividends	$244,662	$246,735	$256,007	$241,767	$240,823	$245,443

Ratio of Earnings to Fixed Charges and
Preferred Share Dividends	12.4	6.1	6.4	8.3	(1)	(2)

(1)	Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $12 million and combined fixed charges and preferred share dividends by $37 million.
(2)	Earnings for the year ended December 31, 2001 were insufficient to cover fixed charges by $282 million and combined fixed charges and preferred share dividends by $307 million.